Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three and nine months ended September 30, 2012 with the corresponding periods of 2011 is prepared as of November 7, 2012. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s September 30, 2012 condensed consolidated interim financial statements and notes thereto and the Company’s 2011 annual MD&A and 2011 audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 35,600 acres (14,400 hectares) and is comprised of five mineral leases and extensive surface infrastructure. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district. Claude also owns 100 percent of the Madsen Property located in the Red Lake gold camp of northwestern Ontario. The Madsen Project comprises over 10,000 acres (4,000 hectares) and boasts historical production in excess of 2.4 million ounces, making it the third largest gold producer in the Red Lake camp in Ontario, Canada. Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility. (1)

The Company’s Seabee, Amisk and Madsen properties contain large, long life mineral resources in the politically safe jurisdiction of Canada. All three properties, and their related deposits, contain over one million ounces of gold in the ground inventory and have significant leverage to the price of gold and provide valuable long-term opportunities for the Company and its shareholders. Management intends to further develop shareholder value by maintaining and advancing these projects in a financially prudent manner, which will include the monitoring of the attractiveness of these projects and the evaluation of alternatives to improve their economics.

Production, Exploration, and Financial Highlights

Seabee Gold Operation Production

•	Q3 2012 production of 15,073 ounces (Q3 2011: 11,324 ounces). Year to date, production was 36,813 ounces (YTD 2011: 33,487 ounces).
•	For fiscal 2012, the Company expects to meet its production forecast of 48,000 to 50,000 ounces.
•	The Company is reviewing its operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs. In addition to outside consultants being engaged to provide feedback and recommendations, a change in several mine management positions has taken place including safety, engineering, capital planning, supply chain management and environmental. Furthermore, a reduction in unit cash costs is also anticipated from a combination of higher grade ore at Seabee Deep and the L62 Zone and the effects of the shaft extension commissioning.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 2

•	Completion of the Seabee Mine Shaft Extension Project, originally scheduled to be completed during the fourth quarter of 2012, has been deferred until the first quarter of 2013 in order to reduce interruption to operations. Down time is anticipated to be reduced from 40 days to approximately 20 days.
•	L62 Zone has been accessed and development is active on three levels. Development tonnage was accessed during the third quarter and production tonnage is scheduled for the fourth quarter.
•	Occupancy in newly upgraded Seabee Camp Facilities occurred during the third quarter.
•	During 2012, $18.0 million was budgeted in underground development, including access to the L62 Zone and advancement towards the Santoy Gap, to increase the number of working faces in 2013.

Exploration

•	Claude continued its extensive exploration programs at the Seabee, Amisk and Madsen Properties during the first nine months of 2012.
•	At the Seabee Gold Operation, the Company has completed approximately 40,000 metres of regional drilling and 44,000 metres of underground drilling year to date in 2012.
•	During the third quarter, exploration continued at Santoy Gap with one rig performing infill and step-out drilling. Santoy Gap drill results, released during the third quarter, extended the mineralized system up-dip, along strike to the north and at depth as well as confirmed continuity within the existing mineral resource. A highlight included drill hole JOY-12-677 which returned the widest intercept to date, 14.58 grams of gold per tonne over 29.74 metres, confirming a high grade core that hosts multiple vein sets over combined widths of between 20 and 30 metres. Results from this drilling will be included in the 2012 resource update which will be available in the first quarter of 2013.
•	Following on the discoveries of the L62 Zone and Santoy Gap, the inferred resource base at Seabee Gold Operation increased 236 percent and demonstrates the potential to add ounces that exists at the Seabee Gold Operation. The L62 Zone and Santoy Gap deposits are in close proximity to current mining infrastructure and will be integrated into an updated life of mine plan.
•	At the Amisk Gold Project, work on an external Preliminary Economic Assessment and an evaluation of the underground potential and detailed (as well as reconnaissance) exploration, continued during the third quarter.
•	Madsen exploration, which included two underground rigs and one surface rig, was completed in the third quarter. Testing focused on the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity. Results are anticipated during the fourth quarter.

Financial

•	Net profit of $3.0 million, or $0.02 per share, for the three months ended September 30, 2012 (Q3 2011 – net profit of $2.6 million, or $0.02 per share). Year to date, net profit was $3.1 million, or $0.02 per share (YTD 2011 – $9.7 million, or $0.06 per share).
•	Cash flow from operations before net changes in non-cash operating working capital (2) of $8.6 million, or $0.05 per share, for the three months ended September 30, 2012, up 54 percent from $5.6 million, or $0.03 per share, for the three months ended September 30, 2011. Year to date, cash flow from operations before net changes in non-cash operating working capital was $16.4 million, or $0.09 per share (YTD 2011 - $17.6 million, or $0.11 per share).
•	Gold sales during the three months ended September 30, 2012 of 14,088 ounces at an average price of $1,663 (U.S. $1,671) for revenue of $23.4 million (Q3 2011 - 10,898 ounces at an average price of $1,670 (U.S. $1,704) for revenue of $18.2 million). Year to date, sales of 35,941 ounces at an average price of $1,657 (U.S. $1,654) generated revenue of $59.6 million (YTD 2011 – 32,777 ounces at an average price of $1,518 (U.S. $1,553) for revenue of $49.8 million).
•	Total Canadian dollar cash cost per ounce of gold (2) for the third quarter of 2012 increased six percent to CDN $920 (U.S. $924) per ounce from the third quarter of 2011 (Q3 2011: CDN $871 (U.S. $888)), primarily as a result of the higher operating costs period over period. Third quarter cash cost per ounce did improve over the first two quarters of the year (Q1 2012: CDN $1,236 (U.S. $1,234); Q2 2012: CDN $1,082 (U.S. $1,071)). Year to date, total cash cost per ounce of CDN $1,059 (U.S. $1,057) per ounce was 28 percent higher than the cash cost per ounce of CDN $828 (U.S. $847) reported during the first nine months of 2011.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 3

Outlook

Looking forward, the Company will continue to:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve unit operating costs at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Advance the Company's 100 percent owned Madsen Exploration Project; and
v)	Complete a Preliminary Economic Assessment on the Amisk Gold Project.

Operating

The Company expects to meet its forecast gold production of 48,000 to 50,000 ounces at the Seabee Operation. Unit costs for 2012 are estimated to be about 10 percent higher than 2011 unit cash costs of $908 CDN.

Capital

Capital expenditures during 2012 include continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including expansion to the Seabee Central Milling Facility, extension of the Seabee Shaft and expansion of the Seabee Gold Operation’s Camp Facilities.

Capital expenditures at the Seabee Gold Operation in 2012 are estimated to total approximately $45.0 million, funded from a combination of cash on hand, operating cash flow and demand loans.

During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure. At current gold prices and forecast production, Management believes that operating cash flows alone will not be sufficient to fund the 2013 Winter Ice Road resupply requirements at the Seabee Gold Operation, the Company’s debenture redemption in May of 2013 or continued exploration at the Seabee, Amisk and Madsen Properties. Accordingly, the Company expects that a combination of operating cash flows, debt financing and / or an equity issue may be required to provide sufficient funding.

Exploration

At the Seabee Gold Operation, the Company has drilled 40,000 metres regionally and 44,000 metres underground year to date in 2012. At Madsen, 19,000 metres were completed. Results from Claude’s underground and surface exploration, which focused on continued testing of the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity, are expected during the fourth quarter. Finally, at the Amisk Gold Project, Claude will update its National Instrument 43-101 resource calculation and conduct a Preliminary Economic Assessment.

Continued success from the Company’s exploration programs should serve to:

•	further extend the mine life at Seabee;
•	potentially improve the project economics at the Company’s Amisk and Madsen Projects; and
•	further increase the Company’s total resource base.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 4

Mining Operations Results

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on executing the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 and Santoy Gap deposits as well as increasing margins at the Seabee Mine via the shaft extension project which will provide more efficient transportation of ore and waste from the Seabee Deep and L62 deposits.

The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs. In addition to outside consultants being engaged to provide feedback and recommendations, a change in several mine management positions has taken place including safety, engineering, capital planning, supply chain management and environmental.

For the three months ended September 30, 2012, Claude milled 66,173 tonnes at a grade of 7.34 grams of gold per tonne (Q3 2011 – 66,722 tonnes at 5.51 grams of gold per tonne). Produced ounces increased 33 percent period over period (Q3 2012 - 15,073; Q3 2011 – 11,324 ounces), a result of higher grade from the Seabee Mine and L62.

Year to date, the Company milled 205,537 tonnes at a grade of 5.83 grams of gold per tonne (YTD 2011 – 182,725 tonnes at a grade of 5.97 grams of gold per tonne). Year to date, produced ounces were 36,813 (YTD 2011 – 33,487 ounces), with mill recoveries relatively unchanged period over period, the increase in ounces is attributable to increased tonnes milled offset by slightly lower grade.

Table 1: Seabee Gold Operation Quarterly Production and Cost Statistics
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Tonnes Milled	66,173	66,722	205,537	182,725
Head Grade (grams per tonne)	7.34	5.51	5.83	5.97
Recovery (%)	96.5%	95.8%	95.5%	95.5%
Gold Produced (ounces)	15,073	11,324	36,813	33,487
Gold Sold (ounces)	14,088	10,898	35,941	32,777
Production Costs (CDN$ million)	$13.0	$9.5	$38.1	$27.1
Cash Operating Costs (CDN$/oz) (2)	$920	$871	$1,059	$828
Cash Operating Costs (U.S.$/oz) (2)	$924	$888	$1,057	$847

Seabee Mine

During the third quarter of 2012, 11,442 ounces were produced from ore extracted from the Seabee Mine (Q3 2011 – 7,350 ounces). This increase was attributable to a 53 percent increase in grade.

Year to date, the Seabee Mine produced 25,367 ounces (YTD 2011 – 23,241 ounces). This increase was attributable to an eight percent increase in grade.

Table 2: Seabee Mine Production Statistics
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Tonnes Milled	38,270	37,981	114,344	113,172
Tonnes per Day	416	413	417	415
Head Grade (grams per tonne)	9.64	6.29	7.21	6.69
Gold Produced (ounces)	11,442	7,350	25,367	23,241

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 5

At the L62 Zone, the series of intercepts with above average true widths and economic gold grades represent a near term opportunity to improve operating margins at the Seabee Operation. These intercepts are near existing underground infrastructure. Production from the L62 Zone was initiated during the third quarter with long hole development anticipated during the fourth quarter.

Santoy 8 Mine

Claude views the Santoy 8 Mine as a key driver in the expansion of the Seabee Gold Operation and in lowering unit operating costs and increasing production over the life of mine plan.

Feedstock from the Santoy 8 Mine produced 3,631 ounces of gold during the three months ended September 30, 2012 (Q3 2011 – 3,974 ounces). Quarter over quarter, Santoy 8 results were attributable to slight decreases in tonnes per day and grade. Year to date, the Santoy 8 Mine produced 11,446 ounces of gold (YTD 2011 – 10,246). Year to date, results were attributable to increased tonnes per day from Santoy 8 partially offset by a decrease in grade. Santoy 8 tonnage throughput per day was in line with Management’s expectation for the third quarter and year to date.

Table 3: Santoy 8 Mine Production Statistics
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Tonnes Milled	27,903	28,741	91,193	69,553
Tonnes per Day	303	312	333	255
Head Grade (grams per tonne)	4.19	4.49	4.10	4.80
Gold Produced (ounces)	3,631	3,974	11,446	10,246

Capital Projects

Mill

The Seabee Gold Operation’s Mill consists of a two stage crushing circuit, a three stage grinding circuit, followed by leaching. The Mill has been expanded to a peak capacity of 1,050 tonnes, with the operation capable of sustaining approximately 850 tonnes per day on average under the Seabee Gold Operation’s current Life of Mine Plan. During the first half of 2012, major upgrade work on the #1 regrind ball mill and an upgrade to the CIP tanks was completed. An eight day planned shutdown, originally scheduled for the third quarter, was completed early in the fourth quarter. Stockpiling of ore occurred during the shutdown and full year production numbers are not anticipated to be impacted.

Further expansions to the Mill are being evaluated to accommodate future sustained capacity and production increases expected from the L62 Zone and the Santoy Gap deposit.

Shaft Extension

During 2011, the Company commenced a shaft extension at the Seabee Mine which will see the shaft deepened from 600 metres to 980 metres. The shaft extension project was undertaken to provide more efficient transportation of ore and waste from underground to surface. With a combination of higher grade ore at Seabee Deep and the L62 Zone, it is anticipated that the shaft extension will provide a reduction in unit cash costs due to lower material movement costs.

On the vertical development portion of the extension, the Company has completed the majority of mining and timbering, with the pillar between the new and existing shaft remaining to be blasted. On the horizontal development portion of the extension, the Company has completed 620L, 720L, 860L, 1000L shaft bottom, the 950L rock breaker and the 975L loading pocket excavations.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 6

The shaft extension is currently in the construction phase which involves the grizzly construction, rock breaker set up and loading pocket installation. The final phase of the shaft extension project is the upgrade to the hoist automation, shaft fibre cable installation and the shaft plug removal. These portions of the shaft extension, originally scheduled for completion during the latter half of 2012, have been deferred until the first quarter of 2013 in order to reduce interruption to operations from 40 days to approximately 20 days.

Camp

In order to accommodate the increased workforce at the Seabee Gold Operation, the Company’s Board of Directors approved upgrades to Seabee’s camp facilities. Modular accommodation facilities were purchased and transported to the Seabee Gold Operation over the annual winter ice road with installation completed early in the second quarter. In addition to the modular facilities, on site construction of other new accommodations began during the first quarter with occupancy beginning late in the third quarter.

Exploration Results

Claude continued to advance its exploration and development strategy during the third quarter of 2012. Exploration at the Seabee Gold Operation focused on expanding and delineating the L62 and Santoy Gap deposits and advancing several regional targets. At the Amisk Gold Project, exploration during the year continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. At Madsen, the Company completed its three-rig, surface and underground drill program during the third quarter. The program focused on evaluating the 8 Zone Trend, the Austin and McVeigh Tuff and the Main Madsen Trend below the 4,000 foot level. Assays are pending with results anticipated during the fourth quarter.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and is host to the producing Seabee and Santoy 8 Mines as well as the L62 Zone, Santoy Gap and Regional exploration targets.

Figure 1: Seabee Property regional map showing significant gold deposits and occurrences.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 7

Santoy Region

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 Mine. The Company’s 2012 exploration program focused on aggressively exploring the Santoy Gap deposit and its relationship to the Santoy 8 ore body to depths up to 750 metres. Infill and exploration drilling continued to confirm and expand the Santoy Gap system.

A total of 71 holes and 35,000 metres have been completed in and around the Santoy Gap during 2012. All of the infill holes completed during 2012 returned economic visible gold-bearing intercepts greater than or consistent with that of Santoy Gap’s existing resource. Drilling intercepted multiple high-grade intervals, significantly expanding the strike length, width and depth of the mineralized system.

Results of note from 2012 Santoy Gap drilling include:

•	6.91 grams of gold per tonne over 16.73 metres (JOY-12-636);

•	14.58 grams of gold per tonne over 29.74 metres (JOY-12-677); and

•	13.81 grams of gold per tonne over 20.29 metres (JOY-12-679).

JOY-12-677 and JOY-12-679 are 40 and 75 metres along strike from the previously released JOY-11-556 that returned 19.10 grams of gold per tonne over 20.48 metres (see Claude Resources Inc. news releases dated November 15, 2011 and February 13, 2012). These results confirm a high grade core, hosting multiple vein sets over combined widths of between 20 and 30 metres.

Figure 2: Santoy Region Composite Longitudinal Section.

The system remains open in most directions and an exploration drift from the existing Santoy 8 infrastructure has been initiated to allow for underground infill drilling and initial bulk sampling. Additional highlights from drilling completed in 2012 are outlined below:

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 8

Table 4: Highlights from 2012 Santoy Gap drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)		Width (m)
JOY-12-622	599436	6170747	403.57	405.29	4.81		1.72
		And	722.00	723.00	6.20		1.00
JOY-12-624	599148	6170973	519.71	520.43	7.87	*	0.72
JOY-12-630	598791	6170890	272.27	272.77	13.60		0.50
JOY-12-636	599035	6170957	415.77	432.50	6.91		16.73
JOY-12-638	599035	6170957	398.00	400.30	13.94		2.30
JOY-12-643	598950	6170670	181.75	183.57	41.88		1.82
JOY-12-648	599073	6170506	61.92	62.42	17.25		0.50
		And	158.00	159.00	11.45		1.00
JOY-12-657	599124	6170848	322.24	322.79	23.20	*	0.55
JOY-12-661	599124	6170848	345.20	345.70	14.90		0.50
JOY-12-664	599080	6170572	135.14	135.64	15.45	*	0.50
JOY-12-665	599094	6170889	378.25	380.00	13.84		1.75
JOY-12-666	599000	6170595	143.29	143.95	20.30	*	0.66
JOY-12-667	599000	6170595	124.57	126.24	10.75	*	1.67
JOY-12-670	599010	6170745	253.59	255.97	11.50		2.38
JOY-12-674	599207	6170942	520.15	526.45	4.67		6.30
		And	566.25	567.25	49.50		1.00
JOY-12-677	599154	6170781	321.04	350.78	14.58		29.74
JOY-12-678	598827	6170985	230.50	231.50	50.30		1.00
JOY-12-679	599155	6170775	343.99	364.28	13.81		20.29
JOY-12-682	599155	6170775	374.60	375.60	27.20		1.00
		And	385.20	386.00	5.88		0.80
		And	400.80	405.50	11.07		4.70

Note: * Partial result, certain assays within zone are pending.
Composites were calculated using a 3 g/t Au cut-off grade and may include internal dilution.

Figure 3: Santoy Gap 2012 Drilling

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 9

Additional drilling was completed late in the third quarter with results pending. All 2012 drill results will be incorporated into an updated National Instrument 43-101 resource statement during the first quarter of 2013.

L62 Zone

The L62 Zone is located approximately 200 metres from existing Seabee Underground infrastructure on multiple levels. Exploration of this Zone defined a resource base between 500 and 1,000 metres below surface. The deposit remains open up dip and will be evaluated further late in the fourth quarter of 2012 and during the first quarter of 2013.

Figure 4: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Seabee Regional

Exploration of the Seabee Regional area has included work in the Pine, Pigeon and Laonil Lake areas. Grass roots work has focused on examining these prospective regional structures.

Amisk Gold Project

The potential of the Amisk Gold Project continues to be critically evaluated by the Company. The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt. The project is host to the Amisk Gold Deposit as well as a large number of gold occurrences and prospects. During the third quarter, work on the external Preliminary Economic Assessment at Amisk continued, including a technical site visit and an evaluation of the potential production rate. Results from the Preliminary Economic Assessment are expected late in the fourth quarter or early in the first quarter of 2013. An evaluation of the underground potential and detailed (as well as reconnaissance) exploration of the deposit also continued during the third quarter.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 10

During the third quarter, on the Company’s newly acquired claims and western block of the Amisk Gold Project, reconnaissance work occurred with the goal of identifying similarities to Amisk’s historical geology and for potential drill targets.

Figure 5: Amisk Gold Project

Results from a summer historic core sampling program and 2011 and 2012 drilling expanded the mineralized system and confirmed grade continuity of the resource model. Gold and silver mineralization is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth. In an effort to understand the geology of the region better, further mapping of Amisk’s conceptual pit continued during the third quarter.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 11

Figure 6: Cross Section A-A’ of the Amisk Gold Property

The Company’s 2011 and 2012 drill programs at Amisk focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK. Drilling successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrhotite and chalcopyrite. Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

In addition to focusing on growth of the gold and silver resource base, the presence of significant grades of zinc and lead in the hanging wall will continue to be evaluated during 2012.

During the third quarter of 2011, the Company reported positive metallurgical testwork results at the Amisk Gold Project. Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent. Detailed results are presented in the table below.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 12

Table 5: Metallurgical Testwork Results, Amisk Gold Project
	Grade		Recovery (Cyanidation)		Size Fraction
Composite ID	Au (g/T)	Ag (g/T)	Au (%)	Ag (%)	P 80 (um)*
Low Grade	0.50	7.4	89.8	70.9	72
Medium Grade	0.85	9.2	85.2	88.9	146
Medium Grade	0.85	9.2	89.1	84.8	117
Medium Grade	0.85	9.2	91.0	92.8	72
High Grade	1.68	8.4	91.7	66.4	92

* Denotes size fraction of grind that 80 percent of material passed.

Work on an external Preliminary Economic Assessment continued during the third quarter. Looking forward at Amisk, exploration will focus on expansion of the open pit resource, completion of preliminary economic studies and further evaluation of the underground potential.

Madsen Project

At the Madsen Project, exploration efforts continued to focus on the 8 Zone Trend which hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. Drilling was completed late in the third quarter, with visible gold noted in several of the drill targets. Assays from Phase II drilling are pending and are anticipated to be released during the fourth quarter.

Figure 7: Madsen Longitudinal Section

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 13

Figure 8: Madsen Property Overview

Phase II underground drilling commenced from the 16th level which provides the ideal drill platform to explore both at depth as well as the strike potential of the 8 Zone Trend. A total of 14,800 metres and 9 holes, targeting the 8 zone plunge and strike continuity as well as sub-parallel footwall structures, were completed in 2011. Drill holes targeting the plunge continuity of the 8 Zone include MUG-11-12, 14 (14b) and 16. Drill hole 14b and drill hole 16, the deepest hole ever completed on the Madsen property, intercepted silicified and visible gold-bearing, basalt and returned 8.06 grams of gold per tonne over 2.02 metres and 5.69 grams of gold per tonne over 2.14 metres, respectively. These intercepts extend the 8 Zone system 250 metres down plunge from previous drilling to approximately 1,600 metres below surface. The system continues to remain open down plunge and will be the target of future drilling.

Drill holes targeting the strike continuity of the 8 Zone included MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 grams of gold per tonne over 2.00 metres and 53.70 grams of gold per tonne over 0.70 metres, approximately 950 metres below surface. These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. The McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 grams of gold per tonne and has seen very limited drill testing below 350 metres. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Table 6: Highlights from Phase II of the Madsen Underground 8 Zone Drill Program
Hole ID	Width (m)	Au (g/t)	Elevation *	Zone

MUG-11-13	2.00	15.70	927	McVeigh
MUG-11-14	2.00	6.27	1,051	McVeigh
MUG-11-14b	2.02	8.06	1,543	8 Zone
MUG-11-16	2.14	5.69	1,595	8 Zone FW
MUG-11-17	0.70	53.70	927	McVeigh
and	2.00	5.64	1,079	McVeigh

*	Elevation presented as metres below surface. Composites calculated using a 3 grams per tonne Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. Note, hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 14

Results obtained from 2011 and 2012 drilling provide encouragement for the Company’s continuation of Phase II of the 8 Zone program in 2012 and continue to demonstrate that the 8 Zone is a high grade gold system that has strong vertical continuity and remains open at depth and along strike to the northeast. Furthermore, the discovery of economic grades and widths hosted within the depth continuity of the McVeigh Tuff opens up significant exploration potential. The Company is currently developing its 2013 exploration program for the project.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab. The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President Operations.

Seabee Gold Operation

Drill results from Santoy Gap and from the L62 Zone will further drive resource growth at the Seabee Operation. An updated National Instrument 43-101 resource statement is expected during the first quarter 2013.

Since discovery during the second quarter of 2011, the L62 Zone has been the focus of an aggressive exploration program and has grown rapidly. The L62’s high grade results obtained from drilling completed between September and December 2011 were incorporated into and had a material impact on the Seabee Mine’s updated National Instrument 43-101 resource calculation as at December 31, 2011 (Please see Claude news release “Claude Resources Inc. Increases Inferred Resource Base 236 Percent at Seabee Gold Operation” dated March 14, 2012).

At December 31, 2011, proven and probable reserves in the Seabee Gold Operation were 2,059,000 tonnes, grading 5.37 grams per tonne or 355,600 ounces of gold. At December 31, 2011, the Company’s mineral resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 70,700 ounces and Inferred Mineral Resources totalling 873,400 ounces.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 15

Table 7: Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
	December 31, 2011			December 31, 2010
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	1,062,900	6.58	224,900	887,100	6.69	190,800
Santoy 8	997,100	4.08	130,600	1,079,900	4.66	161,900
Totals	2,059,900	5.37	355,600	1,967,100	5.58	352,600

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	127,400	4.65	19,000	-	-	-
Santoy 8	12,600	5.04	2,000	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	111,000	3.10	11,000	111,000	3.10	11,000
Totals	410,900	5.35	70,600	271,000	5.70	49,600

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy Gap	2,321,000	6.63	495,000	-	-	-
Seabee	813,900	6.83	178,800	705,500	6.33	143,600
Santoy 8	850,000	5.46	149,300	384,800	5.35	66,200
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	138,300	6.03	26,800	138,300	6.03	26,800
Totals	4,193,200	6.48	873,400	1,298,600	6.23	260,100

For the above table of reserves, the following mining and economic factors have been applied:

•	Mineral reserves and mineral resources were estimated by Claude personnel and audited by SRK in 2011.
•	Mineral reserves and mineral resources estimates have been completed in accordance with CIM Standards and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are exclusive of mineral reserves.
•	Seabee reserves and resources are estimated at a cut-off grade of 4.57 grams of gold per tonne and Santoy 8 and Santoy Gap reserves and resources are estimated at a cut-off grade of 3.0 grams of gold per tonne.
•	Cut-off grades were calculated using a two year trailing price of Can. $1,400 per ounce of gold, a U.S./CDN$ exchange rate of 1:1 and overall ore mining and processing costs based on actual historical operating costs.
•	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not represent the sum of the parts due to rounding.
•	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
•	L62 mineral reserves and mineral resources are included in the Seabee totals.

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent National Instrument 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 8: Amisk Gold Project Consolidated Mineral Resource Statement*
	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 16

An updated NI 43-101 resource statement, inclusive of all drilling completed to the end of 2011, is anticipated to be completed in conjunction with the Company’s Preliminary Economic Assessment for the Amisk Gold Project.

Madsen Exploration Project

During 2010, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling results up to September 27, 2009 and geological and resource modeling. The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine. The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 9: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	8 Zone		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

Note: mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Financial Results of Operations

Highlights

Table 10: Highlights of Financial Results of Operations
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Revenue	$23,422	$18,203	$59,565	$49,764
Divided by ounces sold	14,088	10,898	35,941	32,777
Average Realized Price per Ounce (CDN$)	$1,663	$1,670	$1,657	$1,518

Production costs	$12,955	$9,488	$38,070	$27,143
Divided by ounces sold	14,088	10,898	35,941	32,777
Total cash costs per ounce (CDN$)	$920	$871	$1,059	$828

Net Cash Margin per Ounce Sold (CDN$)	$743	$799	$598	$690

Depreciation and depletion	$4,172	$2,895	$11,324	$7,463
Gross profit	$6,295	$5,820	$10,171	$15,158
Net profit	$2,958	$2,643	$3,146	$9,656
Earnings per share (basic and diluted)	$0.02	$0.02	$0.02	$0.06

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 17

The increase in production costs, partially offset by increased ounces sold, has negatively impacted net cash margin per ounce sold period over period and year over year. The Company intends to improve profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8 and eventually the Santoy Gap deposit. Also, in addition to external consultants being engaged to provide feedback and recommendations on improving operational efficiencies reducing unit operating costs, the Company anticipates that the continued contribution of the Santoy 8 Project (including the Santoy Gap deposit), contribution of ore from the L62 Zone and completion of the shaft extension will be positive catalysts in improving production and lowering overall unit operating costs at the Seabee Gold Operation.

Figure 9: Average Gold Price Realized (CDN$)	Figure 10: Cash Cost and Margin Realized (CDN$)
Per Ounce Sold	Per Ounce Sold

Net Profit

For the three months ended September 30, 2012, the Company recorded net profit of $3.0 million, or $0.02 per share. This compares to a net profit of $2.6 million, or $0.02 per share, for the three months ended September 30, 2011. Year to date, the Company recorded net profit of $3.1 million, or $0.02 per share (YTD 2011 - $9.7 million, or $0.06 per share).

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the three months ended September 30, 2012 increased 29 percent to $23.4 million from $18.2 million reported for the three months ended September 30, 2011. With consistent Canadian dollar gold prices realized period over period (Q3 2012 - $1,663 (U.S. $1,671); Q3 2011 - $1,670 (U.S. $1,704)), this increase in gold revenue was attributable to a 29 percent improvement in gold sales volume (Q3 2012 – 14,088 ounces; Q3 2011 – 10,898 ounces).

Year to date, gold revenue increased 20 percent to $59.6 million from the $49.8 million reported in the first nine months of 2011. This increase was attributable to a nine percent improvement in Canadian dollar gold prices realized: YTD 2012 - $1,657 (U.S. $1,654); YTD 2011 - $1,518 (U.S. $1,553) and a 10 percent increase in gold sales volume (YTD 2012 – 35,941 ounces; YTD 2011 – 32,777 ounces) period over period.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 18

Production Costs

For the three months ended September 30, 2012, mine production costs of $13.0 million (Q3 2011 - $9.5 million) were 37 percent higher period over period. Year to date, mine production costs were $38.1 million (YTD 2011 - $27.1 million), an increase of 41 percent. These increases were primarily attributable to increased personnel, wage increases and increases in mining and maintenance costs.

Total Canadian dollar cash cost per ounce of gold (2) for the third quarter of 2012 increased six percent to CDN $920 (U.S. $924) per ounce from the third quarter of 2011 (Q3 2011: CDN $871 (U.S. $888)), primarily as a result of the higher operating costs period over period. Year to date, total cash cost per ounce of CDN $1,059 (U.S. $1,057) per ounce were 28 percent higher than the cash cost per ounce of CDN $828 (U.S. $847) reported during the first nine months of 2011.

Depreciation and Depletion

For the three months ended September 30, 2012, depreciation and depletion was $4.2 million (Q3 2011 - $2.9 million), up 45 percent period over period. Year to date, depreciation and depletion was $11.3 million, a 51 percent increase over the $7.5 million reported for the first nine months of 2011. For the quarter and year to date, these results are attributable to an increase in tonnes throughput and an increase in the Seabee Operation’s asset base.

General and Administrative Expense

General and administrative expense in the three months ended September 30, 2012 increased to $1.7 million, up 42 percent from the $1.2 million reported for the third quarter of 2011. For the first nine months of 2012, general and administrative costs of $6.1 million were 42 percent higher than the $4.3 million reported for the nine months ended September 30, 2011. The variances noted below primarily relate to increases in personnel, stock-based compensation and professional fees.

Table 11: Corporate General and Administrative Expense
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Direct administration	$1,261	$937	$4,241	$3,074
Stock-based compensation	359	276	1,654	1,201
Deferred share units	43	-	236	-
Total General and Administrative	$1,663	$1,213	$6,131	$4,275

Finance Expense

Finance expense includes interest expense, accretion expense and derivative gains or losses (if any). For the three months ended September 30, 2012, finance expense was $0.4 million, down 82 percent from the $2.2 million reported for the third quarter of 2011. Year to date, finance expense was $1.1 million, down 59 percent from the $2.7 million reported from the comparative period of 2011. The decreases were attributable to the Company settling certain out-of-the-money derivative instruments during the third quarter of 2011.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions and other income. For the three months and nine months ended September 30, 2012, finance and other income was relatively unchanged from the comparative periods of 2011.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 19

Deferred Income Tax Expense

Deferred income tax expense for the three months ended September 30, 2012 was $1.3 million and year to date, Deferred income tax expense was $1.7 million (YTD Q3 2011 - $nil). These increases are attributable to increased profitability of the Company in Q3 2012 compared to Q2 2012. The Company did not have any expense or recovery in the comparable periods of 2011 as there was no deferred tax asset or liability recorded.

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company had cash and cash equivalents of $0.06 million at September 30, 2012 (December 31, 2011 - $2.5 million of cash and cash equivalents and short-term investments of $33.2 million).

At September 30, 2012, the Company had a working capital deficiency of $(3.4) million (December 31, 2011 - surplus of $42.4 million). Included in the working capital calculation at September 30, 2012 are demand loans and outstanding debentures totaling $6.1 million and $9.6 million, respectively. Demand loans have been classified as current liabilities due to their demand feature. As the debenture is due in less than one year, its balance has been classified as a current liability.

Table 12: Working Capital and Current Ratio
	September 30	December 31	Percent
	2012	2011	Change

Current assets	$22,744	$52,004	(56)
Current liabilities	$26,113	$9,606	172
Working capital	$(3,369)	$42,398	(108)
Current ratio	0.9	5.4	(83)

Investing

Mineral property expenditures during the nine months ended September 30, 2012 were $52.3 million, a $14.8 million increase from the comparable period in 2011. Year to date, expenditures were comprised of Seabee Mine and Shaft development of $17.7 million, exploration costs (focusing on the Santoy Gap, Seabee North, Amisk and Madsen exploration projects) of $16.9 million and property, plant and equipment additions of $17.7 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash on hand and short-term investments to fund these additions.

Financing

Financing activities during the first nine months of 2012 included the issuance of 338,676 common shares (Q3 2011 – 235,614) pursuant to the Company’s Employee Share Purchase Plan and 75,402 common shares (Q3 2011 – 168,667) pursuant to the Company’s Stock Option Plan.

During the first nine months of 2012, the Company repaid $3.7 million of its demand loans and capital leases outstanding. The proceeds and repayments of demand loans relate to production equipment at the Seabee Gold Operation.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 20

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure of the Company is as follows:

Table 13: Schedule of Capital Structure of the Company
Capital Structure			September 30	December 31
	Interest	Maturity	2012	2011

Demand loan	4.575%	Nov/2012	$163	$896
Demand loans	Prime + 1.50%	Jan-Apr/2015	5,918	-
Debenture	12.00%	May/2013	9,608	9,452
Total debt			$15,689	$10,348

Shareholders’ equity			188,872	172,895

Debt to equity			8.31%	5.99%

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 21

The Company did not have any derivative instruments outstanding at September 30, 2012 or September 30, 2011.

The Company’s main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during 2012.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At September 30, 2012, with the exception of the increase in the Company’s demand loans, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2011.

Statements of Financial Position

Table 14: Select Statement of Financial Position Data
	September 30	December 31	Percent
	2012	2011	Change

Total assets	$229,549	$207,887	10
Non-current liabilities	$14,564	$25,386	(43)

The Company’s total assets were $229.5 million at September 30, 2012, compared to $207.9 million at December 31, 2011. The $21.6 million net increase was comprised primarily of increases of: $8.4 million in Inventories, attributable to the Company’s annual winter road resupply at the Seabee Gold Operation; and $54.2 million in Mineral properties attributable to Seabee Mine development and Shaft extension, exploration costs (focusing on the Santoy Gap, Seabee North, Amisk and Madsen exploration projects) and additions to property, plant and equipment. These increases were offset by decreases of: $35.6 million in cash and cash equivalents and short term investments, attributable to the Company’s annual winter road resupply and investment in exploration and Seabee capital projects; $2.2 million in account receivable, attributable to the timing of gold sales and receipt of funds; $1.0 million in Deferred income tax asset attributable to a change in the Company’s deferred tax base; and $2.3 million in Investments due to the disposition of certain of the Company’s available for sale securities and a decrease in the market value of the remainder these securities.

Total liabilities were $40.7 million at September 30, 2012, up $5.7 million from December 31, 2011. This result was attributable to a $2.1 million increase in accounts payable and accrued liabilities, attributable to the timing and payment of expenditures relating to consumables at the Seabee Gold Operation; a net increase of $3.7 million in the Company’s current and non-current loans and borrowings attributable to demand loans obtained to fund a portion of the capital equipment resupply at the Seabee Gold Operation; and an increase of 0.6 million in Deferred tax liability attributable to a change in the Company’s deferred tax base.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 22

Shareholders’ equity increased by $16.0 million to $188.9 million at September 30, 2012, from $172.9 million at December 31, 2011. This variance is attributable to an increase in Share capital of $12.7 million due to the issuance of Company stock pursuant to the acquisition of St. Eugene, an increase of $1.3 million to contributed surplus, a $3.1 million decrease to Accumulated deficit; and a $1.1 million decrease to Accumulated other comprehensive income (loss).

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement. During the period ended September 30, 2012, other comprehensive income decreased to a loss of $0.5 million (December 31, 2011 – comprehensive income of $0.6 million) due to the Company’s disposition of certain available-for-sale securities.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to first quarter 2012 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.8 million, or $0.00 per share.

Selected Quarterly Financial Data

Table 15: Summary of select financial and operating data for the Company’s last eight quarters
	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
	2012	2012	2012	2011	2011	2011	2011	2010

Tonnes milled (c)	66,173	72,808	66,556	74,456	66,722	65,502	50,501	57,155
Grade processed (grams per tonne)	7.34	5.45	4.74	4.97	5.51	6.26	6.20	7.54
Ounces produced (c)	15,100	12,200	9,600	11,300	11,300	12,600	9,500	13,200
Ounces sold (b)	14,100	12,300	9,500	11,900	10,900	12,400	9,500	10,800
Gold sales ($ millions)	23.4	20.1	16.1	19.9	18.2	18.2	13.3	14.9
Net profit (loss) ($ millions)	3.0	0.7	(0.5)	(0.2)	2.6	5.2	1.8	4.1
Net profit (loss) per share (a)	0.02	0.00	(0.00)	0.00	0.02	0.03	0.01	0.03
Average realized gold price (CDN$ per ounce)	1,663	1,633	1,681	1,678	1,670	1,469	1,408	1,378
Average realized gold price (US$ per ounce)	1,671	1,616	1,679	1,641	1,704	1,518	1,428	1,361
Cash cost per ounce (d) (CDN$ per ounce)	920	1,082	1,236	1,130	871	717	924	597
Cash cost per ounce (d) (US$ per ounce)	924	1,071	1,234	1,105	888	741	938	589
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (d)	8.6	5.3	2.6	7.2	5.7	8.3	3.6	7.7
Cash flow from operations per share	0.05	0.03	0.02	0.04	0.03	0.05	0.03	0.06

Weighted average shares outstanding (basic)	173,746	173,741	170,481	164,351	163,911	155,275	140,361	136,081

CDN$/US$ Exchange	0.9949	1.0101	1.0012	1.0230	0.9804	0.9676	0.9861	1.0128

(a)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 23

(b)	Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production.
(c)	Statistics in 2010 include ounces produced and tonnes milled from the Santoy 8 Project, which was not yet in commercial production.
(d)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section of this MD&A.

The financial results for the last eight quarters reflect the following general trends: improved average realized gold price (which has improved gold revenue and net profit (loss)); lower grade attributable to more feedstock from the Santoy 8 ore body; and increasing cash cost per ounce.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2011, available at www.sedar.com.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2012 reporting period:

•	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2015. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
•	IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.
•	IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The extent of the impact of adoption of IFRS 11 has not yet been determined by the Company.
•	IFRS 12, Disclosure of Interests in Other Entities, was issued by the IASB in May 2011 and is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.
•	In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.
•	In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.
•	In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.
•	In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments to IAS 32 clarify that if an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to have a material impact on the financial statements.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 24

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form (available at www.sedar.com) and remain substantially unchanged.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At September 30, 2012, there were 173,745,564 common shares outstanding. This compares to 164,630,231 common shares outstanding at December 31, 2011.

During the first nine months of 2012, the Company issued 414,078 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan. An additional 8,701,255 shares were issued as consideration for Claude’s acquisition of St. Eugene (please see Claude news release “Claude Resources Inc. Completes Acquisition of St. Eugene Mining Corporation Limited” dated February 2, 2012). At November 7, 2012, there were 173,745,564 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At September 30, 2012, there were 6.8 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share. This compares to 5.5 million director, officer and key employee stock options outstanding at December 31, 2011 with similar prices.

Table 16: Schedule of Outstanding Stock Options and Weighted Average Exercise Price
	September 30, 2012		December 31, 2011
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Beginning of period	5,484,250	$1.57	3,916,737	$1.15
Options granted	1,721,290	1.08	2,478,768	2.06
Options exercised	(75,402)	0.78	(648,667)	0.75
Options forfeited	(281,611)	1.82	(241,876)	1.86
Options expired	(30,000)	1.71	(20,712)	1.04
End of period	6,818,527	1.45	5,484,250	$1.57

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 25

For options outstanding at September 30, 2012, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Table 17: Schedule of Outstanding Stock Options by Price Range
	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $1.00	1,164,845	6.34	$0.73	798,179	6.15	$0.76
$1.01 - $1.50	2,643,731	6.11	1.20	2,199,898	6.04	1.19
$1.51 - $2.00	2,442,000	7.32	1.86	1,423,000	6.30	1.80
$2.01 - $2.38	567,951	8.07	2.30	338,903	7.78	2.26
	6,818,527	6.75	$1.45	4,759,980	6.26	$1.38

At September 30, 2012, there were 2.7 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 18: Schedule of Warrants Outstanding
		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2011	Granted	Expired	September 30, 2012

$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	-	1,023,000
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	853,594	2,716,200

The warrants granted during 2012 relate to outstanding warrants assumed as part of the St. Eugene acquisition completed in the first quarter.

Footnotes

(1)	Historically, Madsen results have been reported in ounces per ton and feet (Imperial).
(2)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Performance Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 26

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 19: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Net Profit	$2,958	$2,643	$3,146	$9,656
Adjustments for non-cash items:
Depreciation and depletion	4,172	2,895	11,324	7,463
Finance expense	97	96	291	263
Finance and other income	(472)	(282)	(1,123)	(827)
Loss (Gain) on investments	174	-	(620)	(109)
Stock-based compensation	359	276	1,654	1,201
Deferred income tax expense	1,274	-	1,728	-
	$8,562	$5,628	$16,400	$17,647
Weighted Average shares outstanding (basic)	173,746	163,911	172,660	153,268
Weighted Average shares outstanding (diluted)	173,819	166,759	173,094	157,193
Per share cash flows from operating activities (basic)	$0.05	$0.03	$0.09	$0.12
Per share cash flows from operating activities (diluted)	$0.05	$0.03	$0.09	$0.11

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 20: Total Cash Cost per Gold Ounce Sold
	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2012	2011	2012	2011

Production cost (CDN$)	12,955	9,488	38,070	27,143
Divided by ounces sold	14,088	10,898	35,941	32,777
Total cash cost per ounce (CDN$)	920	871	1,059	828

CDN$ Exchange Rate	0.9949	0.9804	1.0021	0.9779
Total cash cost per ounce (US$)	924	888	1,057	847

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 27

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. This non-IFRS measure is calculated from realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Disclosure Controls and Internal Controls over Financial Reporting

As at September 30, 2012, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting is effective as at September 30, 2012.

We have assessed the impact of the IFRS transition on our internal control over financial reporting and on our disclosure controls and procedures. Changes in accounting policies or business processes may require additional controls or procedures to ensure the integrity of our financial disclosures. The transition to IFRS has not required any changes in our internal controls over financial reporting or our disclosure controls and procedures that have materially affected them or are reasonably likely to materially affect them.

No significant changes were made in our internal controls over financial reporting during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 28

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A and constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 29

Forward-looking statements in this MD&A are made as of the date of this MD&A, being November 7, 2012 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 30

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 31

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 32

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Ounces - Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - A sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 33

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

Claude Resources Inc.

Q3 2012 Management’s Discussion and Analysis
(in thousands of CDN dollars, except as otherwise noted)	Page 34

Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Claude Resources Inc.